Exhibit 99.1

YY Inc.

ANNOUNCES PROPOSED OFFERING OF 5,750,000 AMERICAN DEPOSITARY SHARES

GUANGZHOU, CHINA – August 14, 2017: YY Inc. (Nasdaq: YY) (“YY” or the “Company”), a leading live streaming social media platform in China, today announced the commencement of the offering of 5,750,000 American depositary shares (the “ADSs”), each representing 20 Class A common shares of the Company (the “ADS Offering”). The Company intends to grant the underwriters in the ADS Offering a 30-day option to purchase up to an additional 862,500 ADSs to cover over-allotments, if any.

Credit Suisse Securities (USA) LLC, Goldman Sachs (Asia) L.L.C. and China Renaissance Securities (Hong Kong) Limited are acting as the joint book-running managers for the ADS Offering.

The ADSs will be offered under the Company’s shelf registration statement on Form F-3 which was filed with the Securities and Exchange Commission (the “SEC”) and automatically became effective on August 14, 2017. A preliminary prospectus supplement related to the proposed ADS Offering has been filed with the SEC. The registration statement on Form F-3 and the preliminary prospectus supplement are available at the SEC website at: http://www.sec.gov. Copies of the preliminary prospectus supplement and the accompanying prospectus may be obtained from Credit Suisse Securities (USA) LLC, Attention: Prospectus Department at Eleven Madison Avenue, New York, New York 10010-3629 or by telephone at +1 (800) 221-1037, Goldman, Sachs & Co. LLC, 200 West Street, New York, NY 10282, Attention: Prospectus Department (telephone: +1 (212) 902-1171; e-mail: prospectus-ny@ny.email.gs.com), or China Renaissance Securities (Hong Kong) Limited, Unit 8107-08, Level 81, International Commerce Centre, 1 Austin Road West, Kowloon, Hong Kong (telephone: +852 2287 1600).

The Company plans to use the net proceeds from the ADS Offering for (i) general corporate purposes, which may include acquisitions of and investments in complementary businesses and assets, and expansion of our overseas business operations, and (ii) repayment of existing bank loans.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

This press release contains information about the pending offerings of the ADSs, and there can be no assurance that any of the offerings will be completed.

About YY Inc.

YY Inc. (“YY” or the “Company”) is a leading live streaming social media platform in China. The Company’s highly engaged users contribute to a vibrant social community by creating, sharing and enjoying a vast range of entertainment content and activities. YY enables users to interact with each other in real-time through online live media and offers users a uniquely engaging and immersive entertainment experience. YY Inc. was listed on the NASDAQ in November 2012.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate” and similar statements. YY may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about YY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: YY’s goals and strategies; YY's future business development, results of operations and financial condition; the expected growth of the online communication social platform market in China; the expectation regarding the rate at which to gain active users, especially paying users; YY’s ability to monetize the user base; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in YY’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and YY does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

YY Inc.

Yuffie Fu
Tel: (+86) 2029162000
Email:IR@YY.com

ICR, Inc.

Xueli Song

Tel: (+1) 646 915-1611

Email:IR@YY.com